UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

UpHealth, Inc.

(Name of Company)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

91532B101

(CUSIP Number)

Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Syed Sabahat Azim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,116,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,116,842[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Of the total number of shares of common stock (the “Common Stock”) of UpHealth, Inc., a Delaware corporation (the “Company”), reported as beneficially owned by Syed Sabahat Azim (“Dr. Azim”) as of May 27, 2022, (1) 2,716,319 shares are beneficially owned by Dr. Azim, (2) 2,715,542 shares are beneficially owned by Dr. Azim’s wife, Richa Sana Azim (“Ms. Azim”), and (3) 684,981 shares are beneficially owned by Kimberlite Social Infra Private Limited (“Kimberlite”), of which Dr. Azim and Ms. Azim are equity owners and the sole directors. All shares reported by Dr. Azim are held of record by Eligere Limited Liability Company (“Eligere”), which has voting (but not dispositive) power over the shares. Pursuant to the Option Agreement (as defined in the original Schedule 13D), Dr. Azim has dispositive power over the shares held of record by Eligere for which he is the beneficial owner and can exercise an option to receive the shares from Eligere at any time after the closing of the Business Combination (as defined below). Accordingly, he is the beneficial owner of the shares. Dr. Azim expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, except to the extent of his pecuniary interest therein.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Richa Sana Azim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,116,842

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,116,842[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[2]

Of the total number of shares of the Common Stock reported as beneficially owned by Ms. Azim, (1) 2,715,542 shares are beneficially owned by Ms. Azim, (2) 2,716,319 shares are beneficially owned by Dr. Azim and (3) 684,981 shares are beneficially owned by Kimberlite, of which Dr. Azim and Ms. Azim are equity owners and the sole directors. All shares reported by Ms. Azim are held of record by Eligere, which has voting (but not dispositive) power over the shares. Pursuant to the Option Agreement, Ms. Azim has dispositive power over the shares held of record by Eligere for which she is the beneficial owner and can exercise an option to receive them from Eligere any time after the closing of the Business Combination. Accordingly, she is the beneficial owner of the shares. Ms. Azim expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, except to the extent of her pecuniary interest therein.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Kimberlite Social Infra Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 684,981

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[3]

All shares reported by Kimberlite are held of record by Eligere, which has voting (but not dispositive) power over the shares. Pursuant to the Option Agreement, Kimberlite has dispositive power over the shares held of record by Eligere and can exercise an option to receive them from Eligere at any time after the closing of the Business Combination. Accordingly, Kimberlite is the beneficial owner of the shares.

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Eligere Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,116,842
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,116,842[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[4]

Eligere is the holder of record of all shares of Common Stock beneficially owned by Dr. Azim, Ms. Azim and Kimberlite. Eligere has voting (but not dispositive) power over the shares and therefore may be deemed a beneficial owner of the shares.

SCHEDULE 13D

(Amendment No. 1)

Item 1. Security and Issuer.

Item 1 of the Original 13D (as defined herein) is amended and restated in its entirety as follows:

This is Amendment No. 1 (“Amendment No. 1”) to the original Schedule 13D, filed on June 21, 2021, (the “Original Schedule 13D”) by the Reporting Persons. This statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of UpHealth, Inc., a Delaware corporation, (the “Company”), whose principal executive offices are at 14000 S. Military Trail, Suite 203, Delray Beach, FL 33484.

Item 2. Identity and Background.

Item 2 of the Original 13D (as defined herein) is amended and restated in its entirety as follows:

(a)	This statement is being filed jointly on behalf of the following (collectively, the “Reporting Persons”):

a.	Dr. Azim is a director and equity owner of Kimberlite and the husband of Ms. Azim;

b.	Ms. Azim is director and equity owner of Kimberlite and the wife of Dr. Azim;

c.	Kimberlite, a private non-government company organized and registered in India; and

d.	Eligere, a Delaware limited liability company.

(b)

The address of Dr. Azim and Ms. Azim is 98, Ideal Villas, Mouza Koch Puku7r, New Town Action Area 1A, Rajarhat, Kolkata 700156. The address and principal business office of Kimberlite is Ideal Villa, Villa no 98, Koch Pukur, South 24 Parganas, 700156. The address and principal business office of Eligere is 9 Hawser Way, Randolph, NJ 07869.

(c)

Dr. Azim’s present principal occupation or employment is a consultant, including for the Company and a director of Glocal Healthcare Systems Private Limited (“Glocal”). Ms. Azim is a consultant for the Company, President of International for the Company, and a director of Glocal. Eligere’s principal business is investment.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Azim and Ms. Azim are citizens of India. Kimberlite is organized and registered in India. Eligere is organized in Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended and restated in its entirety as follows:

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to a Business Combination Agreement, dated as of November 20, 2020, as amended, by and between GigCapital2, Inc., UpHealth Holdings, Inc., a Delaware corporation (“UpHealth”), and UpHealth Merger Sub, Inc., a Delaware corporation (such business combination agreement, the “BCA,” and such business combination, the “Business Combination”). The Business Combination closed on June 9, 2021 (the “Closing”). At the effective time of the Business Combination (the “Effective Time”), and subject to the terms and conditions of the BCA, each share of UpHealth common stock, without par value (the “UpHealth Stock”), was canceled and converted into the right to receive the number of shares of the Company’s Common Stock equal to the product of the number of shares of UpHealth Stock immediately prior to the Effective Time multiplied by 10.798327 without any additional consideration in connection with the consummation of the Business Combination.

Pursuant to the terms of the BCA, (i) Dr. Azim tendered 251,530 shares of UpHealth Stock in exchange for 2,716,319 shares of Common Stock (ii) Ms. Azim tendered 251,478 shares of UpHealth Stock in exchange for 2,715,542 shares of Common Stock and (iii) Kimberlite tendered 63,434 shares of UpHealth Stock in exchange for 684,981 shares of Common Stock.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:

The Reporting Persons originally acquired the Common Stock for investment purposes, but have become troubled by the precipitous decline in the trading price of the Company’s common stock in recent months. Accordingly, the Reporting Persons have discussed these concerns with other significant stockholders of the Company. Following those discussions, the Reporting Persons took the following actions:

(a)

The Reporting Persons, in their capacity as stockholders of the Company, entered into a Voting Agreement, dated May 27, 2022, (the “Voting Agreement”) with certain other stockholders of the Company. A copy of the Voting Agreement is included herein as Exhibit 99.4 within Item 7. (Reporting Persons and the other stockholders who are parties to the Voting Agreement shall be collectively referenced hereinafter as the “Stockholder Group.” The aggregate amount of shares of Common Stock owned by them constitutes a majority of the issued and outstanding shares of the Company as of the date of this filing.) Pursuant to the Voting Agreement, the Stockholder Group agreed to vote the shares of the Common Stock owned by them in favor of the Bylaws Amendment (as defined below) and in favor of the election to the board of directors of the Company of director nominees selected by the Stockholder Group at the 2022 annual meeting of stockholders.

(b)

The Reporting Persons, in their capacity as stockholders of the Company, directed Jeffery Bray, as the representative of the Stockholder Group, to send a letter to the board of directors of the Company. A copy of Mr. Bray’s letter to the board of directors of the Company is included herein as Exhibit 99.5 within Item 7. The letter requested that the board meet with the Stockholder Group to discuss their concerns and confirm in writing that the board of directors will permit the Stockholder Group to nominate a slate of directors for election at the 2022 annual meeting of stockholders.

The Reporting Persons or any of their affiliates may, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell or distribute in kind at any time all or a portion of the Common Stock now owned or hereafter acquired by them, except to the extent prohibited by the Voting Agreement.

The Reporting Persons may, from time to time or at any time, take further action, alone or in concert with other stockholders of the Company or other third parties, based on concerns regarding the Company, may formulate a plan with respect to such matters, and may hold discussions with or make formal proposals to management or the board of directors of the Company or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

(a)	As of the date of the this filing, the Reporting Persons beneficially own the following aggregate shares of Common Stock:

i.	Dr. Azim beneficially owns an aggregate of 6,116,842 shares of Common Stock, or 4.25%.

ii.	Ms. Azim beneficially owns an aggregate of 6,116,842 shares of Common Stock, or 4.25%.

iii.	Kimberlite beneficially owns an aggregate of 684,981 shares of Common Stock, or 0.48%.

iv.	Eligere beneficially owns an aggregate of 6,116,842 shares of Common Stock, or 4.25%.

As of the date of this filing, the members of the Stockholder Group, who, together with the Reporting Persons, comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially own the shares of Common Stock as set forth next to their names:

Stockholder Name	No. of Shares Beneficially Owned	Percentage Ownership	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Jeffery R. Bray, Individually and as Custodian of the Samantha Josephine Bray UTMA and Anais Alexandra Bray UTMA	72,437,807	50.33%	5,039,178	67,398,629	5,039,178	0
Alexandra Bray	475,504	0.33%	0	475,504	475,504	0
Jeffery R. Bray, Custodian Samantha Josephine Bray UTMA	475,504	0.33%	0	475,504	475,504	0
Jeffery R. Bray, Custodian Anais Alexandra Bray UTMA	475,504	0.33%	0	475,504	475,504	0
John Parsons, Trustee of The Anais Bray Protective Irrevocable Trust, The Bray Descendants Trust and The Samantha Bray Protective Irrevocable Trust	6,478,997	4.50%	0	6,478,997	6,478,997	0
The Anais Bray Protective Irrevocable Trust	2,699,582	1.88%	0	2,699,582	2,699,582	0
The Bray Descendants Trust	1,079,833	0.75%	0	1,079,833	1,079,833	0
The Samantha Bray Irrevocable Trust	2,699,582	1.88%	0	2,699,582	2,699,582	0
Jacque Butler	1,403,804	0.98%	0	1,403,804	1,403,804	0

Alfonso Gatmaitan	1,183,460	0.82%	0	1,183,460	1,183,460	0
Azfar Malik, M.D.	962,458	0.67%	0	962,458	0	962,458
AM Physicians LLC	962,458	0.67%	0	962,458	0	962,548
Chirinjeev Kathuria	43,182,294	30.01%	0	43,182,294	43,182,294	0
Mariya Pylypiv	7,595,270	5.28%	0	7,595,270	7,595,270	0
Syed Sabahat Azim	6,116,842	4.25%	0	0	0	6,116,842
Richa Sana Azim	6,116,842	4.25%	0	0	0	6,116,842
Kimberlite Social Infra Private Limited	684,981	0.48%	0	0	0	684,981
Eligere Limited Liability Company	6,116,842	4.25%	0	6,116,842	0	0

The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the other members of the Stockholder Group. The other members of the Stockholder Group have filed separate Schedule 13Ds with respect to their interests. The Reporting Persons are not responsible for the completeness and accuracy of the information concerning the other members of the Stockholder Group.

The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 143,840,305 shares of Common Stock issued and outstanding as of May 20, 2022 as reported in the Company’s Form 10-Q filed on May 23, 2022; plus, (i) in the case of “Jeffery R. Bray, Individually and as Custodian of the Samantha Josephine Bray UTMA and Anais Alexandra Bray UTMA,” 51,813 shares of common stock from restricted stock units that vest within 60 days of this filing for Mariya Pylypiv, and 23,542 shares of common stock from restricted stock units that vest within 60 days of this filing for Chirinjeev Kathuria, (ii) in the case of Dr. Pylypiv, 51,813 shares of common stock from restricted stock units that vest within 60 days of this filing for her and (iii) in the case of Dr. Kathuria, 23,542 shares of common stock from restricted stock units that vest within 60 days of this filing for him.

(b)

Dr. Azim has sole voting power with respect to no shares of Common Stock and shared dispositive power with respect to 6,116,842 shares of Common Stock. Ms. Azim has sole voting power with respect to no shares of Common Stock and shared dispositive power with respect to 6,116,842 shares of Common Stock. Kimberlite has sole voting power with respect to no shares of Common Stock and shared dispositive power with respect to 684,981 shares of Common Stock. Eligere has sole voting power with respect to 6,116,842 shares of Common Stock and no dispositive power with respect to any shares of Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, except to the extent of the Reporting Person’s pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c)	The Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of this filing of this Schedule 13D.

(d)

To the best of the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and supplemented by adding the following:

References to the Voting Agreement in the above Item 4 section of this amended Schedule 13D are incorporated by reference herein as if fully restated here and the Voting Agreement, attached as Exhibit 99.4, is incorporated by reference herein. The description of the Voting Agreement in this Schedule 13D is not intended to be complete and is qualified in its entirety by reference to such agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and supplemented to add the following:

Exhibit 99.4:	Voting Agreement, dated May 27, 2022, between the Reporting Persons and certain other stockholders of the Company

Exhibit 99.5:	Letter from Jeffery Bray to the Board of Directors of the Company

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June ___, 2022

SYED SABAHAT AZIM
/s/ Syed Sabahat Azim

RICHA SANA AZIM
/s/ Richa Sana Azim

KIMBERLITE SOCIAL INFRA PRIVATE LIMITED

By:	/s/ Syed Sabahat Azim
Syed Sabahat Azim
Director

ELIGERE LIMITED LIABILITY COMPANY

By:	/s/ Saima Siddiqui
Saima Siddiqui
Sole Member